AMENDMENT AGREEMENT AND BOND

This Amendment Agreement and Bond (the "**Agreement**") is made and entered as of the 30th day of June 2008, by and between Vuance Ltd. (formerly, Supercom Ltd.) (the "**Company**"), SBC Aviation Ltd., company no. 513884023 ("**SBC**") and (the "**Holder**").

WHEREAS, the Holder and the Company are parties to a Subscription Agreement, dated November 16, 2006 (the "**Subscription Agreement**"); and

WHEREAS, the Holder is the holder of (i) a $2,500,000 convertible bond issued by the Company on November 16, 2006 (as amended by an Amendment Agreement, dated November 28, 2007), copies of which are attached hereto as **Exhibit A** (the "**Bond**"), and (ii) a warrant to purchase Ordinary Shares of the Company, dated November 16, 2006 (the "**Warrant**"); and

WHEREAS, the

WHEREAS, the Company and the Holder have agreed to amend certain provisions of the Subscription Agreement and the Bond in the manner hereinafter set forth;

NOW THEREFORE, the parties hereby agree as follows:

1. The preamble to this Agreement is an integral part hereof and constitutes an inseparable part of the body of the Agreement.
2. Capitalized terms used but not defined herein, directly or by reference, shall have the meaning ascribed thereto in the Bond.
3. The following indebtednesses (the "**Excluded Indebtednesses**") shall not be deemed as "Senior Indebtednesses" for the purpose of Section 2.1(m) of the Subscription Agreement: (i) any indebtedness relating to a revolving credit facility, which Vuance Inc. (the Company's wholly owned subsidiary) may obtain from Bank and/or another banking facility, in order to finance its operation and business ("**Revolving Loan**"); and/or (ii) any indebtedness which is part of the terms of any Relevant Investment (as defined below) or any other loan or financing which the Company may obtain in order to finance its operation ("**Special Loan**").
4. Subject to the Holder's other rights under the Bond and this Agreement, including, without limitation, the Pledge (as defined below), and to the extent required, the Company's indebtednesses towards the Holder shall be subordinated to the Excluded Indebtednesses, but excluding any Relevant Investment in the Company's shares.
5. Starting from March 31, 2008, the Interest (as defined in Section 2 of the Bond) shall be increased to an annual rate of ten percent (10%).
6. The Exercise Price (as defined in Section 1(b) of the Warrant) is amended to be $2.8.

7. The Conversion Price (as defined in Section 4 of the Bond) is amended to be $3.

8. The Holder acknowledges that the Company has registered its shares for trade on NASDAQ and delisted its shares from trade on the OTC Bulletin Board. The Holder agrees that such registration and delisting shall not be deemed as a breach of Sections 5 and 9.7 of the Bond. For the avoidance of doubt, all the Holder's registration rights under the Subscription Agreement and its annexes, including the Registration Rights Agreement, shall remain in full force and effect.

9. Section 7.1 of the Bond is hereby amended by replacing the words "ninety (90) days" by the words "one hundred and twenty (120) days".

10. Notwithstanding Section 9.7 of the Bond, cessation or suspension of trade in the Company's securities on the EURONEXT stock exchange shall not be regarded as an acceleration event for the purposes of Section 9 of the Bond.

11. Section 9.11 of the Bond is amended by the deletion of the words: "2008: $0".

12. The Holder hereby certifies and confirms that: (i) it has been informed and is aware that the Company has been selling OTI Shares (as defined in the Bond) in order to finance its activities, for an aggregate consideration which exceeded $1,500,000 prior to December 31, 2007; and (ii) any such sale of OTI Shares made by the Company prior to the signing of this Agreement ("**OTI Sale**") is not and shall not be deemed as a breach of the Company's undertakings under Section 9.10 of the Bond and will not entitle the Holder to cause the acceleration of the repayment of the relevant part of the outstanding Principal Amount (as defined in the Bond) and all accrued Interest (as defined in the Bond).

13. The Holder hereby certifies and confirms that any previous and/or future OTI Sale by the Company in order to finance its activities was not, is not and shall not be prohibited by and/or deemed as a breach of the Company's undertakings under Section 10 of the Bond and does not and will not entitle the Holder to cause the acceleration of the repayment of the relevant part of the outstanding Principal Amount and all accrued Interest.

14. In the event that at any time prior to the full conversion of the Bond or full repayment of the Amounts Due, the Company and/or any of its subsidiary shall (a) receive Special Loan and/or (b) complete and close any investment/s in the Company's securities, including the share capital of the Company and/or in consideration for a bond of the Company, including, but not limited to, a Qualified Investment, but excluding a Revolving Loan (such investments: "**Relevant Investments**"), the Holder shall be entitled to request in writing from the Company (such request: a "**Repayment Request**") an immediate repayment of any and all amounts due to the Holder from the Company under the terms of the Bond, the Amendment Agreement, dated November 28, 2007, and this Agreement (the "**Amounts Due**"), provided that the Company's repayment obligation shall be under and subject to the following terms: (i) the Company shall not be obligated to repay the Amounts Due out of the first $5,000,000 of aggregate Relevant Investments and/or Special Loan raised; (ii) 50 percents (50%) of Relevant Investments and/or Special Loan raised in excess of $5,000,000 shall be utilized to repay Amounts Due (the "**Repayment Amount**"); (iii) to the extent that the Company will be obligated to pay the Amounts Due (or part of the Amounts Due) pursuant to the terms specified hereinabove, such amounts will be paid within 7 days of the receipt of Repayment Request; the Company shall inform the Holder in writing upon closing of any Relevant Investment and/or Special Loan, including those entitling such repayment, (iv) only in the event that Special Situations Cayman Fund, L.P, Special Situations Fund III QP, L.P. or Special Situations Fund III, L.P ("**Other Holders**") shall also submit a Repayment Request with respect to amounts due to them in connection with their respective bond issued on or about the same date upon which the Bond was issued ("**Amounts Due to Other Holders**") – the repayment of the amounts repayable pursuant the terms specified above will be made to the Holder and the Other Holders, pro-rata to aggregate Amounts Due and Amounts Due to Other Holders for which Repayment Requests have been submitted at such time by all of the Holders. The Company shall inform the Holder about any Other Holders' Repayment Request promptly after receipt of such request. For the avoidance of doubts, in the event of contemplated repayment to Other Holders from any amounts other than the Repayment Amount, then the Holder shall also be entitled to submit a Repayment Request and to receive Amounts Due pro-rata to aggregate Amounts Due and Amounts Due to Other Holders for which Repayment Requests have been submitted.

15. The Company agrees that in the event at any time prior to the later of: (i) full conversion of the Bond; or (ii) or full repayment of the Amounts Due; or (iii) November 15th 2011, the Company shall close an external equity financing round, in the scope of which the Company shall raise cash money, in consideration for shares or other securities of the Company, including without limitation Qualified Investment ("**New Investment**"), then the number of the Holder's Warrant Shares (as defined in the Warrant) shall increase for no additional consideration to such number of Ordinary Shares that would avoid any dilution of the percentage of the Holder's Warrant Shares (out of the Company's share capital) by such New Investment.

16. The Company undertakes that in the event that prior to full repayment of the Amounts Due, the Company and/or any of its subsidiaries, including, without limitation, SBC (the "**Subsidiary**"), shall receive any cash payments from the European Airport Project being executed by the Company and/or the Subsidiary, including, without limitation, SBC and/or any subcontractor ("**Airport Project**" and "**Airport Project Amounts**", respectively) over and above (the "**Excess Amount**"), then the Excess Amount shall be utilized, at the Holder's option, to pay any outstanding unpaid amounts out of the Amounts Due. However, in the event that the aggregate amount of all the direct expenses with respect to the Airport Project (i.e., promoter fees, payments to subcontractors, flights and reasonable

related expenses and reasonable expenses related to hosting representatives from abroad in their periodic visits to Israel with respect to Airport Project) shall be less than [redacted] then the Excess Amount shall be adjusted accordingly and encompass all cash payment amounts over and above the expenses amounts.

17. Notwithstanding the above, in the event the Company shall not close a Relevant Investments and/or Special Loan in a minimum aggregate amount of [redacted], then the Company shall be entitled to receive and use from the Excess Amount the first [redacted] for its ongoing activities.

18. The Company and its Subsidiary represent and warrant to the Holder that as of the date hereof:

(a) They performed all their obligations with respect to the Airport Project and they are not in violation or default of any of their Airport Project's obligations.

(b) Except as set forth in **<u>Exhibit B</u>** hereof, there is no action, suit, proceeding, claim or demand pending or currently threatened against them with respect to their Airport Project's obligations.

(c) The Company and the Subsidiary have already delivered the technical project of the system as stipulated in Exhibit B to this Agreement to the full satisfaction of the Leaseholder as defined in the Airport Project Agreement, dated 20 April, 2007.

(d) The consideration to which they are and shall be entitled with respect to the Airport Project shall only be paid by cash money.

(e) All their subcontractors performed all their obligations.

(f) Upon successful completion of the acceptance tests and signing of a certificate to this effect, which is expected to take place not later than June 30, 2009 they are entitled to receive an amount of at least [redacted] with respect to the Airport Project.

(g) There are no restrictions to pledge the Company's rights to receive the Airport Project Amounts and/or the Bank Account (as defined below) including the Company's and SBC Bank Account's rights and/or to register to the Holder's benefit the fixed charge in accordance with this Agreement.

(h) The execution, delivery and performance by the Company and its Subsidiary of this Agreement and the Pledge will not result in any violation of any law and/or obligation.

(i) All the Company's and its Subsidiary's income in connection with the Airport Project is and shall be transferred only to the following bank account: [redacted] (the: "**Bank Account**").

(j) They will not assign and/or transfer any of their respective rights in connection with the Airport Project without receiving the Holder's prior written consent.

(k) They have not received from the Leaseholder any bank guarantee including, without limitation, an L/C, and they are not expected to receive such bank guarantee.

19. The Company and its Subsidiary, including SBC, undertake to place a fixed charge to secure an unlimited amount which shall be senior to any indebtedness and/or other pledge and encumbrance, including, without limitations, such indebtedness, pledges and encumbrances arising from any Qualified Investment, Relevant Investment, Special Loan and Revolving Loan, on all incomes and/or rights in connection therewith to which the Company and its Subsidiary, including SBC, are and shall be entitled as a result of the Airport Project, including, without limitations, insurances rights, claims rights, rights to receive monies etc., and including all amounts in the Bank Account and the Company's and its Subsidiary's rights and monies in connection with the Bank Account (the "**Pledge**"), in order to secure repayment of the Amounts Due to the extent that such repayment shall be required under the terms of the Bond and the terms of the Amended Agreement and this Agreement, including all expenses incurred by the Holder as a result of any breach of the terms of the Bond, the Amended Agreement and this Agreements by the Company and its Subsidiary. The pledge documents with respect to the Pledge are attached hereto as **Exhibit C**. Concurrently herewith the Holder shall submit the Company, SBC and Bank Hapoalim its irrevocable and consent, in the form attached hereto as **Exhibit D** (or in a similar form requested by Bank Hapoalim and approved by the Holder), to release to the Company or to its order the first $5,200,000 which shall be received in the Bank Account after the signing of this Agreement (the "**Consent Letter**"). Likewise, upon the occurrence of the events described in Section 17 hereof, the Holder will issue another similar consent letter (the "**Second Consent Letter**") whereby it irrevocably and unconditionally agrees to release to the Company or to its order additional [illegible] out of the amounts received or to be received in the Bank Account. To dispel any doubts it is hereby explicitly stated, that notwithstanding the unlimited consent given in the Consent Letter or the Second Consent Letter, the Company and SBC shall **not** be allowed to utilize such consent letters in order to withdraw from the Bank Account monies which are part of the Excess Amounts (as may be adjusted pursuant to the last sentence of Section 16 hereof), unless permitted pursuant to Section 17 hereof.

20. The Company and its Subsidiary undertake to register the Pledge in the Companies Registrar Bureau within 15 days from the signing date of this Agreement. The Company hereby undertakes to complete such registration, to bear all expenses related to such registration and to submit to the Holder an official certification from the Companies Registrar Bureau, specifically indicating the completion of such registration. The Holder shall agree to release the Pledge upon the earlier of: (i) full conversion of the Bond; or (ii) full repayment of the Amounts Due.

21. In addition to any of the Holder's rights, including information rights, the Holder shall receive from the Company:

21.1. Every six months, and in addition – not later than 7 days after the receipt of any amounts arising from the Airport Project, a financial report signed by the

Company's CFO, specifying all incomes and expenses with respect to the Airport Project.

21.2. Not later than 7 days after receipt - notices of events of defaults by the Company under the Airport Project, notices of any event which may influence the Company's rights to receive any consideration with respect to the Airport Project, notices of any event to which the Company actually became aware, that have material adverse effect on the Airport Project and notices of any claims filed against and/or by the Company with respect to the Airport Project.

21.3. Not later than 7 days after closing - notices of any Revolving Loan and/or Special Loan, Relevant Investment and/or Qualified Investments.

22. Section 9.13 shall be added to the Bond as follows: "Any Breach of the Company's obligations and/or representations with respect to sections 14, 15, 16, 18, 19,20 and 21 of the Agreement and Bond, dated June 30th , 2008.".

23. Section 9.14 shall be added to the Bond as follows: "Without derogating from all its rights, in the event that the Company shall not pay all or any part of the Amounts Due in accordance with its obligations and/or within 7 days after receipt of acceleration notice as described in the Bond (section 9), the Holder shall also be entitled to appoint a receiver in order to exercise the Pledge.".

24. The Holder hereby acknowledges that it is aware that the Company intends to - and irrevocably agrees that the Company will - enter with the Other Holders into agreements substantially identical to this Agreement, and further acknowledges and agrees that if such agreements are entered into, any and all rights to which the Holder is entitled pursuant hereto, including, without limitation, the Pledge, shall be shared on equal footing with the Other Holders; anything in this Agreement to the contrary notwithstanding. In the event that such agreements with the Other Holders are not entered into, for whatever reason, all of the provisions contained in Section 14 hereof with respect to the Other Holders shall have no force and effect and be deemed null and void.

25. Except as herein expressly agreed, the Subscription Agreement, the Bond and the Warrant are hereby confirmed and ratified and shall remain in full force and effect according to their respective terms.

26. The Company shall bear legal fees to be incurred by the Holder in connection with the signing of this Agreement, in the amount of $3,000 plus VAT which shall be paid directly to the Holder's legal counsel within 5 days from the signing against a proper tax invoice.

IN WITNESS WHEREOF, the parties have caused this Amendment Agreement and Bond to be duly executed and delivered as of the day and year first above written.

VUANCE, LTD.

By: ______________________

Its. ______________________

G160524

[illegible]

By: ____________________________

Its. ____________________________

SBC AVIATION LTD

By: ____________________________

Its. ____________________________